FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of April 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference are the following Registrant's press releases:

1. Odem, a member of the BOS group signed an agreement estimated at 3 million dollars with Israeli aircraft industry; Dated March 23, 2005.

2. Odem, a member of the BOS Group, signed contracts for approximately 2 million dollars to supply electronic components to customers in the US and Asia; Dated April 7, 2005.



Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /s/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO
Dated: May 2, 2005

                                  PRESS RELEASE


                         ODEM, A MEMBER OF THE BOS GROUP
                          SIGNED AN AGREEMENT ESTIMATED
                              AT 3 MILLION DOLLARS
                         WITH ISRAELI AIRCRAFT INDUSTRY

TERADYON, ISRAEL - March 23, 2005 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOSC) announced:

Odem Ltd., a member of the BOS group, signed a contract for 5 years with the manufactory facilities of Israeli aircraft industry (IAI) for the manufacture of electromechanically components of different types. The size of the contract is estimated at 3 million dollars. The components are intended for the production lines of the executive aircraft manufacture by the Aircraft Industries.

Odem, a member of the BOS Group is engaged in electronic and electromechanical components, electronic systems and RFID to local and international customers in defense industries and in the telecommunications and imaging branches. The Company represents over 30 large international suppliers of electronic and electromechanical components, equipment for data communications networks, and products for picture processing.

BOS (www.boscorporate.com) which is traded on the NASDAQ Exchange (NASDAQ: BOSC) and Tel-Aviv stock exchange (TASE), was established in 1990. Through its subsidiary BOScom it develops and markets three types of products under the BOSaNOVA brand.

     o A communications products line (www.boscom.com) provides innovative VoIP solutions to companies and organizations.

     o A connectivity products line (www.bosweb.com) provides connectivity solutions for IBM computers, from intermediate computers to personal computers and LAN networks.

     o Software utilities products line (www.printbos.com) provides solutions for the design, distribution and management documents for a range of operating systems, including MAINFRAME and UNIX.

In addition BOS supplies cellular adapters based on Quasar Products, which was recently acquired, and design components and services through the ODEM Division, based on ODEM which was also recently acquired


For further information, please contact:
Ms. Sharon Ben- Chorin
Gelbart-Kahana Public Relations @Investors Relations
Tel. +972-3- 6074717
e-Mail: sharonb@gk-biz.com

[BOS LOGO]

April 7, 2005

ODEM, A MEMBER OF THE BOS GROUP, SIGNED CONTRACTS FOR APPROXIMATELY 2 MILLION DOLLARS TO SUPPLY ELECTRONIC COMPONENTS

TO CUSTOMERS IN THE US AND ASIA

Odem Electronic Technologies 1992 Ltd., a member of the BOS Group, (NASDAQ:BOSC), signed contracts for the supply of electronic components earmarked for the aviation and telecom markets, to customers in the US and Asia. The aggregate amount of orders is approximately $2 million dollars which will be supllied in a quarter.

Avidan Zelichovski, the joint CEO of Odem said that recently, considerable demand has developed for the Company's products based on control and sensory chips. "Odem enjoys a considerable demand in the telecom market in Asia, which is now in a period of growth. An additional base for the Company's operations is the aviation market in the US, which is considered to be the leading market in the world", said Zelichovski.

Zelichovski expressed his satisfaction from Odem's operations and said that Odem's sales and order backlog for the last year have reached an all time record in the Company's history. He added that: " These new orders are a continuation backlog for the recent contracts signed in the field of aviation for 5 years with the manufactory facilities of Israeli aircraft industry (IAI) for the manufacture of electromechanically components of different types. The size of the contract is estimated at 3 million dollars. The components are intended for the production lines of the executive aircraft manufacture by the Aircraft Industries.

This contract shows the faith that exists in Odem's reputation and is an additional step in Odem's growth of sales" said Avidan Zelichovski..

Odem is engaged in providing solutions of electronic and electromechanical components, electronic systems and RFID for local and international customers in the defense industry and in the telecommunications and imaging fields. The Company represents over 30 large international suppliers of electronic and electromechanical components in Israel, equipment for data communications networks, and products for image processing. Odem also devlopes products and solutions in RFID technology.

[BOS LOGO]

BOS ( www.boscorporate.com ) which is traded on the NASDAQ (NASDAQ: BOSC ) and on Tel-Aviv stock exchange (TASE: BOSC), was established in 1990. It develops and markets three types of products:

     o A communications products line provides innovative VoIP solutions to companies and organizations;

     o A connectivity products line provides connectivity solutions for IBM computers, from intermediate computers to personal computers and LAN networks and

     o Software utilities products line provides solutions for the design, distribution and management documents for a range of operating systems, including mainframe and UNIX.


In addition BOS supplies cellular adapters based on products of Quasar Communication Systems Ltd, whose assets were acquired by BOS, and design components and services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd in which a controlling stake was also recently acquired.




For further information, please contact:
Ms. Sharon Ben- Chorin
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3- 6074717, e-Mail: sharonb@gk-biz.com